# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### April 30, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

### Alliqua, Inc.

### File No. 1-36278 - CF#30897

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Alliqua, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 24, 2014, as amended.

Based on representations by Alliqua, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, information excluded from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.48 | through November 14, 2018 |
| Exhibit 10.49 | through November 14, 2018 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary